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                                                               September 3, 2002



Dear Shareholder:

         On behalf of your Board of Directors I am writing to tell you of a Special Meeting of Chesapeake Financial Shares, Inc. to be held on or about November 12, 2002. This meeting will be to consider an important transaction that will result in the termination of the registration of Chesapeake's common stock with the Securities and Exchange Commission.

         A corporate reorganization commonly known as "going private" has been approved by your Board of Directors. In order to accomplish this, a corporation will be chartered for this specific purpose and will merge into Chesapeake Financial Shares, Inc. As a result stockholders who own less than 500 shares will receive cash for their shares in the amount of $27.00 per share. Stockholders who own more that 500 shares will continue to be shareholders of Chesapeake Financial Shares, Inc.

         The Board of Directors believes the transaction is consistent with their vision of maintaining an independent company providing quality financial services to clients in its marketplace. Those services include commercial banking through Chesapeake Bank and asset management, trust, brokerage, and insurance through Chesapeake Investment Group. The Board believes that the cost of being a "public" company is not justified by the benefits given its limited trading activity and its consistently undervalued stock price.

         In conjunction with the meeting, all stockholders will receive a detailed proxy statement and other information that will fully describe the reorganization and its impact on each stockholder.

         Please read the enclosed copy of a press release announcing the proposed plan.

         We are looking forward to the Special Meeting and hope to see you there.

                                                     Yours sincerely,


                                                     /s/ Douglas D. Monroe, Jr.

                                                     Douglas D. Monroe, Jr.
                                                     Chairman of the Board &
                                                     Chief Executive Officer

DDMJR:sdj
Enclosure

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PRESS RELEASE                                                  September 3, 2002
For additional information please contact
Douglas D. Monroe, Jr., Chief Executive Officer
(804) 435-1181

          CHESAPEAKE FINANCIAL SHARES, INC. PROPOSES PLAN TO DEREGISTER
                   WITH THE SECURITIES AND EXCHANGE COMMISSION

KILMARNOCK, Virginia - The Board of Directors of Chesapeake Financial Shares, Inc. (OTC Bulletin Board: CPKF) announced today that it has unanimously authorized a transaction that will result in termination of the registration of Chesapeake's common stock with the Securities and Exchange Commission.

Under the terms of the proposed transaction which is subject to shareholder approval, it is anticipated that approximately 73,300 shares, representing 5.7% of Chesapeake's common stock, will be converted into the right to receive cash. Shareholders owning less than 500 shares of the company's common stock will be entitled to receive cash of $27.00 per share for all of their shares. The closing price of Chesapeake's common stock on August 30, 2002, the last trading day before this transaction was announced, was $22.75. Shareholders owning 500 shares or more will continue to hold their shares.

The proposed transaction is anticipated to reduce the number of shareholders of record to approximately 234 shareholders. As a result, Chesapeake will terminate the registration of its common stock and cause the common stock to cease to be traded on the OTC Bulletin Board. It is anticipated that Chesapeake will achieve significant cost savings through the deregistration. The Board of Directors believes that the cost of being a "public" company is not justified by the benefits given its limited trading activity and consistently undervalued stock price.

Further, the strategic vision and direction by the Board of Directors is to maintain an independent company providing financial services to its marketplace. Those services include commercial banking through Chesapeake Bank and asset management, trust, brokerage, and insurance through Chesapeake Investment Group.

Details of the transaction may be found in Chesapeake's Preliminary Proxy Statement that will soon be filed with the SEC. Chesapeake plans to mail to each shareholder a proxy statement about the proposed transaction, and shareholders are advised to read the proxy statement carefully when it becomes available because it will contain important information about the transaction, the persons soliciting proxies, and their interests in the transaction and related matters. Shareholders may obtain free copies of the proxy statement (when available) and other documents filed by Chesapeake at the SEC's website. Free copies of the proxy statement will also be available from the company by directing requests to the attention of Douglas D. Monroe, Jr., Chairman, 97 North Main Street, P. O. Box 1419, Kilmarnock, Virginia 22482.

Chesapeake plans to hold the special shareholder meeting and consummate the proposed transaction during the later half of the fourth quarter of this year.

This press release is only a description of a proposed transaction and is not a solicitation of a proxy or an offer to acquire any shares of common stock.

This press release may contain forward-looking statements that involve assumptions and potential risks and uncertainties. Chesapeake's future results could differ materially from those discussed herein. Readers should not place undue reliance on any forward-looking statements, which are applicable only as of the date hereof.